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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 44780

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metropolitan West Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11440 San Vicente Blvd.
(No. and Street)

Los Angeles	CA	90049
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Murphy (973) 921-5000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAY 3 0 2008
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Mellon Center, 25th Floor	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
APR 07 2008
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AK 5/29

OATH OR AFFIRMATION

I, Daniel Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metropolitan West Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YOLANDA ZUNIGA
COMM. # 1537348
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. JAN. 18, 2009

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 2500
One Mellon Center
Pittsburgh, PA 15219-9942

Independent Auditors' Report

Members of the Management Committee
Metropolitan West Securities, LLC:

We have audited the accompanying statement of financial condition of Metropolitan West Securities, LLC (the Company), a wholly owned subsidiary of Wachovia Bank N.A., as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Metropolitan West Securities, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2008

METROPOLITAN WEST SECURITIES, LLC
(A Wholly Owned Subsidiary of Wachovia Bank N.A.)

Statement of Financial Condition

December 31, 2007

Assets		
Cash and cash equivalents (notes 1 and 4)	$	19,790,016
Accounts receivable		5,527,079
Property and equipment – at cost (net of accumulated depreciation of $4,318,414) (note 1)		715,346
Deferred tax asset (note 8)		16,015,324
Other assets (note 4)		2,103,275
Total assets	$	44,151,040
Liabilities and Member's Equity		
Accrued compensation and benefits	$	4,838,072
Other liabilities and accrued expenses		1,084,938
Income tax payable to affiliate		1,333,688
Total liabilities		7,256,698
Member's equity:		
Member's equity (note 2)		36,894,342
Total liabilities and member's equity	$	44,151,040

See accompanying notes to statement of financial condition.

(1) Summary of Significant Accounting Policies

Metropolitan West Securities, LLC (the Company) is a registered investment adviser under the Investment Advisers Act of 1940 (the Advisers Act). The Company is also a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Wachovia Bank N.A. (Wachovia). The Company's customers consist of corporations, pension plans, municipalities, mutual funds, and insurance companies.

The Company's business operations are composed largely of its activities as an investment advisor, which include securities lending services on an agency basis and fixed income asset management services. As a broker-dealer, the Company may effect securities transactions for brokerage customers; any such transactions are executed and cleared by another broker-dealer on a fully disclosed basis. The Company does not effect securities transactions as a broker-dealer for its investment advisory customers. All securities transactions for customers, whether investment advisory or brokerage customers, are effected on a delivery versus payment basis, including securities lending transactions.

The Company primarily earns fees arranging securities lending transactions in an agency capacity and has collateralization requirements in excess of 100%. The Company is exposed to credit risk as a result of its policy of indemnifying its securities lending clients against borrower default. This risk is mitigated by entering into loan and repurchase agreement transactions only with well-capitalized counterparties and by having these counterparties provide excess collateral. All exposure is marked to market daily. At December 31, 2007, there was $60.8 billion in collateral supporting $59.2 billion of customer securities on loan to borrowers. The Company's operations and activities expose it to error and/or omissions risk in fulfilling its responsibilities. Wachovia, on behalf of the Company, maintains errors and omissions insurance to limit this exposure.

(a) Cash and Cash Equivalents

The Company defines cash equivalents as highly liquid overnight deposits and deposits maintained in money market funds with an affiliate.

(b) Property and Equipment

Property and equipment are stated at amortized cost. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the lives of the leases. Computer software developed or obtained for internal use is depreciated over five years.

(c) Income Taxes

The Company's results for the year ended December 31, 2007 will be included in the 2007 consolidated Wachovia federal tax return. Metropolitan West Securities, LLC is a limited liability company that has elected to be taxed as a corporation for federal and state income tax purposes. Pursuant to a tax-sharing agreement with Wachovia, the current tax liability is determined on a separate return basis with benefits for net losses and credits recorded when realized in the Wachovia consolidated tax return. The Company also files separate company state income tax returns and is

included as part of certain state combined, consolidated, and unitary income tax return along with other subsidiaries of Wachovia.

Deferred income taxes are computed on a separate entity basis. Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(d) Use of Estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Net Capital Requirement

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities Exchange Commission (SEC) and administered by FINRA. This rule requires that the Company's "aggregate indebtedness" not exceed 15 times its "net capital," as defined. FINRA may require a broker-dealer to reduce its business activity if its net capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding its business if the ratio exceeds 10 to 1. At December 31, 2007, the Company's net capital ratio was .58 to 1, and its net capital was $12,419,879 compared with minimum net capital required of $483,780 (resulting in excess net capital of $11,936,099).

(3) Reserve Requirements for Brokers and Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company has not prepared a Determination of Reserve Requirements or a statement relating to possession or control for Brokers or Dealers.

(4) Related Party Transactions

The significant assets with affiliates at December 31, 2007 are as follows:

Other assets	$	2,103,275
Money market invested cash		5,671,948

(Continued)

(5) Commitments

The Company leases its office facilities under the terms of operating leases. The aggregate future minimum annual noncancelable lease commitments are as follows as of December 31, 2007:

Year ending December 31:		
2008	$	899,263
2009		760,401
2010		780,833
2011		789,083
2012		544,665
Thereafter		1,850,400
Total	$	5,624,645

(6) Employee Benefits

The Company participates in a noncontributory, defined benefit pension plan, sponsored by Wachovia, which covers substantially all employees. Because the Company participates in the plan with other subsidiaries of Wachovia, an analysis setting forth the plan's funded status at December 31, 2007 cannot be separately determined for the Company.

The Company participates in a defined contribution retirement savings plan, sponsored by Wachovia, covering substantially all employees. Employees become eligible to participate after one full year of service. If a participant decides to contribute, a portion of the contribution is matched by Wachovia.

The Company participates in other employee benefit plans, sponsored by Wachovia, that provide healthcare, life insurance, and other postretirement benefits covering substantially all retired employees. The plans include participant contributions, deductibles, co-insurance provisions, and service-related eligibility requirements. Since the Company participates in the plans with other subsidiaries of Wachovia, an analysis setting forth the funded status of the plans at December 31, 2007 cannot be separately determined for the Company.

(7) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments*, requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. Cash and cash equivalents, accounts receivable, and receivable from and payable to affiliate are recorded at amounts that approximate fair value. The fair value of these items is not materially sensitive to shifts in market interest rates because of the limited term to maturity of the instruments.

(8) Income Taxes

The sources and tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities for the period ended December 31, 2007 are presented below:

Deferred income tax assets:		
Accrued postretirement benefits	$	42,309
Deferred compensation		1,876,825
Accrued expenses, deductible when paid		220,978
Intangibles		15,878,371
Deferred income tax assets		18,018,483
Deferred income tax liabilities:		
Prepaid pension expense		(685,188)
Depreciation		(1,317,614)
Deferred insurance commissions		(357)
Deferred income tax liabilities		(2,003,159)
Net deferred income tax assets	$	16,015,324

The deferred tax asset for intangibles relates to the tax basis of amortizable intangible assets created in 2004 as a result of the Company's acquisition by Wachovia and the related purchase price in excess of tax basis. The realization of net deferred tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred tax asset can be supported by expected future taxable income.

In June 2006, the FASB issued FIN 48, which clarifies the accounting for uncertain income tax positions by providing guidance on recognition, derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 became effective on January 1, 2007. In connection with the adoption of FIN 48, the Company identified no material uncertain income tax positions. As such, there was no impact to member's equity.

The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The balance of accrued interest was $0 at December 31, 2007.

Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2007, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state tax examinations by tax authorities for years before 2000.

(Continued)

(9) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities with counterparties, which are primarily domestic financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the credit worthiness of the counterparty. The Company manages credit risk by dealing only with approved counterparties under specific credit limits. It is the Company's policy to review, as necessary, the credit standing of each counterparty. Counterparty limits are monitored on an ongoing basis.

END